Fortuna intercepts 1,282 g/t Ag and 8.1 g/t Au over 4.6 meters in Trinidad North step-out drilling at San Jose Mine, Mexico

Vancouver, January 21, 2015-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce results for step-out drilling of the Trinidad North zone at the San Jose Mine in Oaxaca, Mexico.  Results are included for twenty-three drill holes completed subsequent to the Mineral Resource and Mineral Reserve estimates reported as of June 30, 2014 (see Fortuna news releases dated August 27, 2014 and September 30, 2014).  The new drill results confirm that the Bonanza and Trinidad veins and the structurally and spatially related Trinidad North Stockwork Zone all remain open to the north and to depth along the strike and plunge of the ore shoots.

Highlights of Step-out Drilling

SJOM-401

•

426 g/t Ag and 2.62 g/t Au (583 g/t Ag Eq) over ETW* of 18.0 m, including

1,282 g/t Ag and 8.11 g/t Au (1,768 g/t Ag Eq) over ETW of 4.6 m (Stockwork Zone)

•

841 g/t Ag and 3.50 g/t Au (1,051 g/t Ag Eq) over ETW of 1.7 m (Stockwork Zone)

SJOM-409

•

327 g/t Ag and 1.42 g/t Au (412 g/t Ag Eq) over ETW of 1.6 m (Stockwork Zone)

•

433 g/t Ag and 1.75 g/t Au (538 g/t Ag Eq) over ETW of 1.3 m (Stockwork Zone)

SJOM-412

•

353 g/t Ag and 2.14 g/t Au (481 g/t Ag Eq) over ETW of 1.0 m (Stockwork Zone)

•

336 g/t Ag and 2.06 g/t Au (459 g/t Ag Eq) over ETW of 3.9 m (Trinidad Vein)

SJOM-418

•

312 g/t Ag and 2.96 g/t Au (490 g/t Ag Eq) over ETW of 3.2 m (Stockwork Zone)

SJOM-419

•

434 g/t Ag and 1.97 g/t Au (552 g/t Ag Eq) over ETW of 1.8 m (Trinidad Vein)

*ETW = Estimated True Width

Dr. Thomas I. Vehrs, Vice President of Exploration, commented:  “Step-out drilling of the Trinidad North Zone continues at approximate 100 meter centers from underground drill stations three and four.  As in the main Trinidad Deposit, the silver and gold mineralization is hosted in hydrothermal boiling breccias, crackle breccias and stockwork-like vein systems controlled by the Bonanza and Trinidad structures.  The mineralized system pinches and swells along strike reflecting the primary structural controls of the epithermal system.  In addition to the ongoing underground drilling, subject to access permits with the local communities, wide-spaced surface drilling is planned for 2015 to test the strike extension of the Trinidad system between the existing underground drilling and a strongly altered and silicified outcrop located more than one kilometer to the north.  Surface mapping and sampling is also in-progress on the La Noria vein system, a sub-parallel and potentially similar vein system located approximately two kilometers to the west of the Trinidad vein system.”

Assay Results for Principal Mineralized Intervals – Trinidad North Step-out Drilling

Hole_Id	From (m)	To (m)	Int (m)	ETW* (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq** (g/t)
SJOM-400	297.80	299.10	1.30	1.0	78	0.41	205	418	24	103
SJOM-401	339.95	374.90	34.95	18.0	426	2.62	783	2,008	49	583
Including	343.05	352.00	8.95	4.6	1,282	8.11	1,838	2,891	125	1,768
SJOM-401	381.45	384.65	3.20	1.7	841	3.50	1,998	4,150	129	1,051
SJOM-403	196.00	200.00	4.00	3.8	117	0.49	2,047	2,519	14	146
SJOM-404	170.00	172.40	2.40	2.2	220	1.18	725	1,728	184	291
SJOM-405	319.90	322.30	2.40	1.3	81	0.69	20	89	19	122
SJOM-406	No significant mineralized intervals
SJOM-407	262.75	264.20	1.45	1.0	87	0.25	12	67	15	102
SJOM-408	No significant mineralized intervals
SJOM-409	428.45	429.70	1.25	0.5	472	2.10	2,078	7,641	747	598
	479.10	483.40	4.30	1.6	327	1.42	769	1,173	41	412
	493.05	496.40	3.35	1.3	433	1.75	1,935	4,722	119	538
	520.05	522.45	2.40	1.2	241	1.10	566	1,246	36	308
SJOM-410	No significant mineralized intervals
SJOM-411	No significant mineralized intervals
SJOM-412	450.75	453.00	2.25	1.0	353	2.14	661	1,477	125	481
	491.55	493.95	2.40	1.1	235	1.04	877	1,792	22	297
	502.20	503.70	1.50	0.7	425	2.07	1,819	3,880	69	549
	508.95	517.65	8.70	3.9	336	2.06	2,788	5,371	508	459
SJOM-413	218.30	223.60	5.30	5.2	126	0.51	134	404	20	157
SJOM-414	492.35	494.00	1.65	0.8	419	1.53	1,191	2,440	49	511
	504.30	509.50	5.20	2.6	144	0.74	327	726	17	188
SJOM-415	431.90	433.00	1.10	0.8	292	1.56	1,844	2,648	95	386
	443.50	447.50	4.00	2.6	140	0.93	178	416	87	196
SJOM-416	420.30	422.00	1.70	0.9	91	0.51	468	714	18	121
SJOM-417	409.75	410.40	0.65	0.5	200	0.44	736	1,625	22	226
SJOM-418	339.35	344.30	4.95	3.2	312	2.96	93	136	27	490
SJOM-419	464.90	465.60	0.70	0.4	848	2.30	1,215	4,160	113	986
	548.15	551.15	3.00	1.8	434	1.97	800	2,685	262	552
SJOM-420	305.60	305.90	0.30	0.2	63	0.44	76	159	29	89
SJOM-421	462.20	463.95	1.75	0.9	710	3.02	1,023	2,759	197	891
SJOM-422	No significant mineralized intervals
SJOM-423	356.00	357.35	1.35	0.7	178	0.92	151	439	95	232

* ETW = Estimated True Width

**Ag Eq values estimated at Au:Ag ratio of 60 based on metal prices of US$1,140/oz Au and US$19.00/oz Ag and metallurgical recoveries of 89 % for both Au and Ag; Averages calculated at cutoff of 70 g/t Ag Eq; Note that SJOM-402 was an infill drill hole and is not reported herein

Longitudinal sections showing the location of the step-out drill hole results relative to the Mineral Resource and Mineral Reserves reported as of June 30, 2014 are available at the following link: http://www.fortunasilver.com/i/pdf/map/LS-Binder-Trinidad-North-DH-Results_2015-01-15.pdf.

San Jose Mine

The San Jose mine and processing plant currently operate at a capacity of 2,000 tpd with 2014 production reported at 4.4 Moz silver and 33.5 koz gold (see Fortuna news release dated January 15, 2015).  Expansion of the mine and mill to 3,000 tpd was approved by the Board of Directors in December of 2014 and detailed engineering and construction activities are underway for a planned commissioning in mid-2016 (see Fortuna news release dated December 17, 2014).  Production guidance for 2015 is for processing of 700,000 tonnes of ore averaging 214 g/t Ag and 1.66 g/t Au, resulting in the estimated production of 4.3 million ounces of silver and 33.3 thousand ounces of gold (see Fortuna news release dated January 15, 2015).

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico for preparation and analysis.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-, gold- and base metal-producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “will”, “estimate”, “estimates”, “planned”, “will have”, “is”, “will be”, “estimated”, “calculated”, “to be”, or statements that events, “could”, “should” or “will” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.